Filed pursuant to Rule 424(b)(3)
Registration No. 333-145740
PROSPECTUS
ELECTRO-OPTICAL SCIENCES, INC.

2,500,219 Shares of Common Stock
     The stockholders identified in this prospectus are offering for sale from time to time:
•	2,000,178 shares of our common stock; and

•	500,041 shares of our common stock that are issuable upon exercise of outstanding warrants.
     On August 3, 2007, we sold to the stockholders identified in this prospectus 2,000,178 shares of our common stock and warrants to purchase 500,041 shares of our common stock at an exercise price of $8.00 per share, subject to adjustment, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in the event we effect any stock split, stock dividend or similar transaction.
     We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the resale of the shares of the selling stockholders, except that we will receive the exercise price payable in connection with exercises of the warrants if the warrants are exercised for cash.
     Our common stock is listed on the Nasdaq Capital Market under the symbol “MELA.” On September 11, 2007, the last reported sale price of our common stock, as reported on the Nasdaq Capital Market, was $5.99 per share.
INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3, AS WELL AS THE RISKS DISCUSSED UNDER THE CAPTION “RISK FACTORS” IN DOCUMENTS WE SUBSEQUENTLY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 12, 2007

ABOUT THIS PROSPECTUS
     In this prospectus, unless we indicate otherwise, “we,” “us,”, “our” and “EOS” refer to Electro-Optical Sciences, Inc.
     You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document and that information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference.
     We were incorporated in the State of New York in 1989 and subsequently reincorporated under the laws of the State of Delaware in 1997. Our executive offices are located at 3 West Main Street, Suite 201, Irvington, New York 10533. Our telephone number is (914) 591-3783. Our websites include www.eo-sciences.com and www.melafind.com. The information contained on our websites is not a part of this prospectus and should not be relied upon. We have included our website addresses in this document as inactive textual references only.
     This prospectus contains references to our US registered trademarks: MelaFind®, DIFOTI®, and the corporate logo for “eos — electro-optical sciences, inc.®” All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

COMPANY OVERVIEW
     We are a medical device company focused on the design and development of a non-invasive, point-of-care instrument to assist in the early diagnosis of melanoma. Our flagship product, MelaFind®, features a hand-held imaging device that emits multiple wavelengths of light to capture images of suspicious pigmented skin lesions and extract data. The data are then analyzed against our proprietary database of melanomas and benign lesions using sophisticated algorithms in order to provide information to the physician and produce a recommendation of whether the lesion should be biopsied.
RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information contained in this prospectus and in documents that are incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock.
Risks Relating to Our Business
We currently do not have, and may never develop, any commercialized products.
     We currently do not have any commercialized products or any significant source of revenue. We have invested substantially all of our time and resources over the last five years in developing MelaFind®. MelaFind® will require additional development, clinical evaluation, regulatory approval, significant marketing efforts and substantial additional investment before it can provide us with any revenue. Our efforts may not lead to commercially successful products for a number of reasons, including:
•	we may not be able to obtain regulatory approvals for MelaFind®, or the approved indication may be narrower than we seek;

•	MelaFind® may not prove to be safe and effective in clinical trials;

•	physicians may not receive any reimbursement from third-party payors, or the level of reimbursement may be insufficient to support widespread adoption of MelaFind®;

•	we may experience delays in our development program;

•	any products that are approved may not be accepted in the marketplace by physicians or patients;

•	we may not have adequate financial or other resources to complete the development or to commence the commercialization of MelaFind® and we will not have adequate financial or other resources to achieve significant commercialization of MelaFind®;

•	we may not be able to manufacture our products in commercial quantities or at an acceptable cost; and

•	rapid technological change may make our technology and products obsolete.
     We do not expect to be able to commercialize MelaFind® before the second half of 2008. If we are unable to develop, obtain regulatory approval for or successfully commercialize MelaFind®, we will be unable to generate revenue.
We have not received, and may never receive, FDA approval to market MelaFind®.
     We do not have the necessary regulatory approvals to market MelaFind® in the US or in any foreign market. We have not filed, and currently do not have plans to file, for regulatory approval in any foreign market. We plan initially to launch MelaFind®, once approved, in the US. The regulatory approval process for MelaFind® in the US involves, among other things, successfully completing clinical trials and obtaining pre-market approval (PMA) from the Food and Drug Administration (FDA). We commenced the PMA application process for

MelaFind® by filing a proposed outline for a Modular PMA application (a compilation of well-delineated components submitted separately) on September 30, 2002. The PMA process requires us to prove the safety and effectiveness of MelaFind® to the FDA’s satisfaction. This process is expensive and uncertain, and requires detailed and comprehensive scientific and human clinical data. FDA review may take years after a PMA application is filed. The FDA may never grant approval. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
•	MelaFind® may not be safe or effective to the FDA’s satisfaction;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.
     No precedent has been established for FDA approval of a device such as MelaFind® to assist in determining the appropriateness of biopsies of suspicious pigmented skin lesions. Before submitting a PMA application (the final module), we must successfully complete a pivotal clinical trial to demonstrate that MelaFind® is safe and effective. Product development, including clinical trials, is a long, expensive and uncertain process, and is subject to delays and failure at any stage. Furthermore, the data obtained from the trial may be inadequate to support approval of a PMA application. While we obtained a Protocol Agreement from the FDA, FDA approval of a Protocol Agreement does not mean that the FDA will consider the data gathered in the trial sufficient to support approval of a PMA application, even if the trial’s intended endpoints are achieved. There may be unexpected findings, particularly those that may only become evident from the larger scale of the pivotal clinical trial, as compared with the smaller scale tests done to date. For example, we initiated a clinical trial and encountered several technical problems which required us to refine the MelaFind® system. The data obtained in the pivotal trial may not be sufficient to support the anticipated indication for use, and may not support a more limited indication for use. The occurrence of unexpected findings in connection with the pivotal trial or any subsequent clinical trial required by the FDA may prevent or delay obtaining PMA approval, and may adversely affect coverage or reimbursement determinations. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or even years while the trials are conducted and the data acquired are submitted in an amendment to the PMA. If we are unable to complete the clinical trials necessary to successfully support the MelaFind® PMA application, our ability to commercialize MelaFind®, and our business, financial condition, and results of operations would be materially adversely affected, thereby threatening our ability to continue operations. On October 12, 2006 we announced that the FDA had informed us that when submitted the MelaFind® PMA application would receive expedited review. Expedited review means that upon filing a PMA application with the FDA, it is placed at the beginning of the FDA’s review queue and receives additional review resources. While the expedited review could shorten the MelaFind® FDA approval process, we can give no assurances that this will be the case.
If MelaFind® is approved by the FDA, it may be approved only for narrow indications.
     Even if approved, MelaFind® may not be approved for the indications that are necessary or desirable for successful commercialization. Our preference is to obtain a broad indication for use in assisting in the diagnosis of almost all pigmented melanomas (other than those on palms, soles of the feet, in or near the eye, and inaccessible areas such as the edge of the nose). The final MelaFind® lesion classifier may be able to identify the maximum number of types of melanoma possible. The indications for use must specify those lesion types for which the classifier has not been trained. Approximately five percent of melanoma lesions may be amelanotic, meaning they are not pigmented. These lesions cannot be differentiated by MelaFind®, which will be restricted to pigmented lesions. Approximately ten percent of pigmented melanoma lesions are nodular, a type of melanoma that is often missed by dermatologists in early stages. If nodular melanoma lesions are not sufficiently well-represented in the MelaFind® training database, the classifier may not differentiate nodular melanomas from non-melanomas with sufficient sensitivity and specificity. If we restrict the indications for use of MelaFind® to exclude certain melanoma lesion types, in addition to the other restrictions, then the size of the market for MelaFind® and the rate of acceptance of MelaFind® by physicians may be adversely affected.

     If we wish to modify MelaFind® after receiving FDA approval, including changes in indications or other modifications that could affect safety and effectiveness, additional approvals could be required from the FDA. We may be required to submit extensive pre-clinical and clinical data, depending on the nature of the changes. Any request by the FDA for additional data, or any requirement by the FDA that we conduct additional clinical studies, could delay the commercialization of MelaFind® and require us to make substantial additional research, development and other expenditures. We may not obtain the necessary regulatory approvals to market MelaFind® in the US or anywhere else. Any delay in, or failure to receive or maintain, approval for MelaFind® could prevent us from generating revenue or achieving profitability, and our business, financial condition, and results of operations would be materially adversely affected.
MelaFind® may not be commercially viable if we fail to obtain an adequate level of reimbursement by Medicare and other third party payors. The markets for MelaFind® may also be limited by the indications for which its use may be reimbursed.
     The availability of medical insurance coverage and reimbursement for newly approved medical devices is uncertain. In the US, physicians and other healthcare providers performing biopsies for suspicious skin lesions are generally reimbursed for all or part of the cost of the diagnosis and biopsy by Medicare, Medicaid, or other third-party payors.
     The commercial success of MelaFind® in both domestic and international markets will significantly depend on whether third-party coverage and reimbursement are available for services involving MelaFind®. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both the scope of coverage and the level of reimbursement of new medical devices, and as a result, they may not cover or provide adequate payment for the use of MelaFind®. In order to obtain satisfactory reimbursement arrangements, we may have to agree to a fee or sales price lower than the fee or sales price we might otherwise charge. Even if Medicare and other third-party payors decide to cover procedures involving our product, we cannot be certain that the reimbursement levels will be adequate. Accordingly, even if MelaFind® or future products we develop are approved for commercial sale, unless government and other third-party payors provide adequate coverage and reimbursement for our products, some physicians may be discouraged from using them, and our sales would suffer.
     Medicare reimburses for medical devices in a variety of ways, depending on where and how the device is used. However, Medicare only provides reimbursement if the Centers for Medicare and Medicaid Services (CMS) determines that the device should be covered and that the use of the device is consistent with the coverage criteria. A coverage determination can be made at the local level by the Medicare administrative contractor (formerly called carriers and fiscal intermediaries), a private contractor that processes and pays claims on behalf of CMS for the geographic area where the services were rendered, or at the national level by CMS through a national coverage determination. There are new statutory provisions intended to facilitate coverage determinations for new technologies, but it is unclear how these new provisions will be implemented. Coverage presupposes that the device has been cleared or approved by the FDA and further, that the coverage will be no broader than the approved intended uses of the device as approved or cleared by the FDA, but coverage can be narrower. A coverage determination may be so limited that relatively few patients will qualify for a covered use of the device. Should a very narrow coverage determination be made for MelaFind®, it may undermine the commercial viability of MelaFind®.
     Obtaining a coverage determination, whether local or national, is a time-consuming, expensive and highly uncertain proposition, especially for a new technology, and inconsistent local determinations are possible. On average, according to an industry report, Medicare coverage determinations for medical devices lag 15 months to five years or more behind FDA approval for that device. The Medicare statutory framework is also subject to administrative rulings, interpretations and discretion that affect the amount and timing of reimbursement made under Medicare. Medicaid coverage determinations and reimbursement levels are determined on a state by state basis, because Medicaid, unlike Medicare, is administered by the states under a state plan filed with the Secretary of the US Department of Health and Human Services (HHS). Medicaid generally reimburses at lower levels than Medicare. Moreover, Medicaid programs and private insurers are frequently influenced by Medicare coverage determinations.
Any adverse results in our clinical trials, or difficulties in conducting our clinical trials, could have a material adverse effect on our business.
     Clinical studies in the US have been ongoing for over five years, and we have a Protocol Agreement with the FDA, but we have not completed the pivotal clinical trial required for PMA approval. We initiated a trial under the terms of the Protocol Agreement at the end of 2004. However, technical operational issues with the systems were experienced, requiring further refinement. We are currently building the hardware systems necessary to fully implement our pivotal clinical trial that started in January 2007. However, we cannot provide any assurances that we will have these systems available on a timely basis. In addition, the pivotal clinical trial and supporting clinical studies will require the involvement of larger numbers of clinical sites than we have previously engaged at any single time and the recruitment of large numbers of patients. If the clinical sites, which enroll patients on a best efforts basis, do not provide cases at rates anticipated for any reason (such as, for example, lower than forecasted clinical site productivity), we may face delays or may be unable to complete the development of MelaFind®.
Risk of delay in product development.
     We could encounter delays in our pivotal trial or in obtaining PMA approval because of a number of factors. We will require the receipt of all information specified in our Protocol Agreement on the required number of melanomas before the pivotal clinical trial can be concluded. The MelaFind® classifier will then be utilized to evaluate the lesions acquired during the pivotal trial, and the results will be analyzed to determine if we have achieved the endpoints specified in the Protocol Agreement.
     The final training of the classifier, required to be completed before the classifier is utilized as described above, is expected to take approximately two months. Accordingly, the classifier must be ready for final training two months before the end of the pivotal trial. To date, there are over 300 melanoma lesions in the training database. The current classifier has been trained on 221 of these melanoma lesions. Our schedule for the acquisition of these lesions is based upon the projected numbers of imaging devices to be located at participating sites, the projected productivity of those sites in terms of melanomas and other lesions biopsied per month, and the projected efficiency of the study pathologists in classifying the lesion slides presented for histological analysis (the microscopic examination of excised or biopsied tissue specimens) and reporting their results. If we are unable to produce and maintain a sufficient number of imaging devices at participating sites, if the clinicians do not maintain sufficient productivity, or if the pathologists do not produce reports with sufficient efficiency, then our ability to maintain our schedule will be adversely affected, the start or conclusion of the pivotal trial may be delayed, and the submission of the completed PMA will be delayed.
     To date, the lesion images in the training database have been acquired using first-generation hand-held devices, which also extract data from the lesions that are used by the classifiers. Pre-commercialization hand-held devices have been developed for use in the pivotal trial. If the lesion data obtained with pre-commercialization devices are not consistent with data from the first generation hand-held devices, the classifier will need to be trained solely on lesions imaged using only one or the other generation of hand-held devices. Were this need to arise, significant delay and expense could be incurred, which could jeopardize our ability to complete the development of MelaFind®.
We have incurred losses for a number of years, and anticipate that we will incur continued losses for the foreseeable future.
     We began operations in December 1989. At that time we provided research services, mostly to US government agencies, on classified projects. We have financed our operations since 1999 primarily through the sale of our equity securities and have devoted substantially all of our resources to research and development relating to MelaFind®. Our net loss for the six months ended June 30, 2007 was approximately $6.1 million, and as of June 30, 2007, we had an accumulated deficit of approximately $37.3 million. Our research and development expenses may continue to increase in connection with our clinical trials and other development activities related to MelaFind®. If we receive PMA approval for MelaFind® from the FDA, we expect to incur significant sales and marketing expenses, which will require additional funding, and manufacturing expenses. Additionally, our general and administrative expenses have also increased due to the additional operational and regulatory responsibilities applicable to public companies. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity.
We expect to operate in a highly competitive market, we may face competition from large, well-established medical device manufacturers with significant resources, and we may not be able to compete effectively.
     We do not know of any product possessing the diagnostic assistance capabilities of MelaFind®. We believe that electro-optical products designed to enhance the visualization and analysis of potential melanomas have been approved or are under development by: Welch Allyn, Inc.; Heine Optotechnik; 3Gen, LLC; Derma Medical Systems, Inc.; Medical High Technologies S.p.A.; ZN Vision Technologies AG; Polartechnics, Ltd.; Astron Clinica, Ltd.; Biomips Engineering and SciBase AB. The broader market for precision optical imaging devices used for medical diagnosis is intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. If our products are approved for marketing, we will potentially be subject to competition from major optical imaging companies, such as: General Electric Co.; Siemens AG; Bayer AG; Eastman Kodak Company; Welch Allyn, Inc.; Olympus Corporation; Carl Zeiss AG Deutschland; and others, each of which manufactures and markets precision optical imaging products for the medical market, and could decide to develop or acquire a product to compete with MelaFind®. These companies enjoy numerous competitive advantages, including:
•	significantly greater name recognition;

•	established relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates, higher discounts or incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products, and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing, and patent litigation.
As a result, we may not be able to compete effectively against these companies or their products.
Technological breakthroughs in the diagnosis or treatment of melanoma could render MelaFind® obsolete.
     The precision optical imaging field is subject to rapid technological change and product innovation. MelaFind® is based on our proprietary technology, but a number of companies and medical researchers are pursuing new technologies. Companies in the medical device industry with significantly greater financial, technical, research, marketing, sales and distribution and other resources have expertise and interest in the exploitation of computer-aided diagnosis, medical imaging, and other technologies MelaFind® utilizes. Some of these companies are working on potentially competing products or therapies, including confocal microscopy (a type of scanning microscopy for 3-dimensional specimens, which produces blur-free images at various depths), various forms of spectroscopy (a study of the way molecules absorb and emit light), other imaging modalities, including molecular imaging in which tagged antibodies search for cancer cell antigens, and molecular and genetic screening tests. In addition, the National Institutes of Health and other supporters of cancer research are presumptively seeking ways to improve the diagnosis or treatment of melanoma by sponsoring corporate and academic research. There can be no assurance that one or more of these companies will not succeed in developing or marketing technologies and products or services that demonstrate better safety or effectiveness, superior clinical results, greater ease of use or lower cost than MelaFind®, or that such competitors will not succeed in obtaining regulatory approval for introducing or commercializing any such products or services prior to us. FDA approval of a commercially viable alternative to MelaFind® produced by a competitor could significantly reduce market acceptance of MelaFind®. Any of the above competitive developments could have a material adverse effect on our business, financial condition, and results of operations. There is no assurance that products, services, or technologies introduced prior to or subsequent to the commercialization of MelaFind® will not render MelaFind® less marketable or obsolete.
We depend on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trials and to perform related data collection and analysis, and, as a result, we may face costs and delays that are outside of our control.
     We rely on clinical investigators and clinical sites, some of which are private practices, and some of which are research university or government-affiliated, to enroll patients in our clinical trials. We rely on: pathologists and pathology laboratories; a contract research organization to assist in monitoring, collection of data, and ensuring FDA Good Clinical Practices (GCP) are observed at our sites; a consultant biostatistician; and other third parties to manage the trial and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites and other third parties may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients in our clinical trials, or if the clinical sites fail to comply adequately with the clinical protocols, we will be unable to complete these trials, which could prevent us from obtaining regulatory approvals for MelaFind®. Our agreements with clinical investigators and clinical sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our trials could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain are compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for, or successfully commercialize, MelaFind®.
     In addition to the foregoing, our clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous other reasons, including, but not limited to, the following:
•	the FDA, an Institutional Review Board (IRB) or other regulatory authorities place our clinical trial on hold;

•	patients do not enroll in clinical trials at the rate we expect;

•	patient follow-up is not at the rate we expect;

•	IRBs and third-party clinical investigators delay or reject our trial protocol;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical trials or manufacturing facilities, among other things, require us to undertake corrective action or suspend or terminate our clinical trials, or invalidate our clinical trials;

•	changes in governmental regulations or administrative actions; and

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness.
If MelaFind® is approved for reimbursement, we anticipate experiencing significant pressures on pricing.
     Even if Medicare covers a device for certain uses, that does not mean that the level of reimbursement will be sufficient for commercial success. We expect to experience pricing pressures in connection with the commercialization of MelaFind® and our future products due to efforts by private and government-funded payors to reduce or limit the growth of healthcare costs, the increasing influence of health maintenance organizations, and additional legislative proposals to reduce or limit increases in public funding for healthcare services. Private payors, including managed care payors, increasingly are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk. Efforts to impose greater discounts and more stringent cost controls upon healthcare providers by private and public payors are expected to continue. Payors frequently review their coverage policies for existing and new diagnostic tools and can, sometimes without advance notice, deny or change their coverage policies. Significant limits on the scope of services covered or on reimbursement rates and fees on those services that are covered could have a material adverse effect on our ability to commercialize MelaFind® and therefore, on our liquidity and our business, financial condition, and results of operations.
     In some foreign markets, which we may seek to enter in the future, pricing and profitability of medical devices are subject to government control. In the US, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the US and proposed legislation intended to control the cost of publicly funded healthcare programs could significantly influence the purchase of healthcare services and products, and may force us to reduce prices for MelaFind® or result in the exclusion of MelaFind® from reimbursement programs.
MelaFind® may never achieve market acceptance even if we obtain regulatory approvals.
     To date, only those patients who were treated by physicians involved in our clinical trials have been evaluated using MelaFind® and even if we obtain regulatory approval, patients with suspicious lesions and physicians evaluating suspicious lesions may not endorse MelaFind®. Physicians tend to be slow to change their diagnostic and medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third party reimbursement. Physicians may not utilize MelaFind® until there is long-term clinical evidence to convince them to alter their existing methods of diagnosing or evaluating suspicious lesions and there are recommendations from prominent physicians that MelaFind® is effective. We cannot predict the speed at which physicians may adopt the use of MelaFind®. If MelaFind®

receives the appropriate regulatory approvals but does not achieve an adequate level of acceptance by patients, physicians and healthcare payors, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of MelaFind® will depend on a number of factors, including:
•	perceived effectiveness of MelaFind®;

•	convenience of use;

•	cost of use of MelaFind®;

•	availability and adequacy of third-party coverage or reimbursement;

•	approved indications and product labeling;

•	publicity concerning MelaFind® or competitive products;

•	potential advantages over alternative diagnostic methodologies;

•	introduction and acceptance of competing products or technologies; and

•	extent and success of our sales, marketing and distribution efforts.
     The identification and screening of melanomas is now dominated by visual clinical evaluation, with a minority of dermatologists using dermoscopy. Even if MelaFind® proves to be as effective as visual inspection by an expert dermatologist, and if all approvals are obtained, the success of MelaFind® will depend upon the acceptance by dermatologists and other physicians who perform skin examinations and treat skin disorders, including industry opinion leaders, that the diagnostic information provided by MelaFind® is medically useful and reliable. We will be subject to intense scrutiny before physicians will be comfortable incorporating MelaFind® in their diagnostic approaches. We believe that recommendations by respected physicians will be essential for the development and successful marketing of MelaFind®, and there can be no assurance that any such recommendations will be obtained. To date, the medical community outside the limited circle of certain dermatologists specializing in melanoma has had little exposure to us and MelaFind®. Because the medical community is often skeptical of new companies and new technologies, we may be unable to gain access to potential customers in order to demonstrate the operation and effectiveness of MelaFind®. Even if we gain access to potential customers, no assurance can be given that members of the dermatological, or later the general practice, medical community will perceive a need for or accept MelaFind®. In particular, given the potentially fatal consequences of failing to detect melanoma at the early, curable stages, practitioners may remain reluctant to rely upon MelaFind® even after we receive approval from the FDA for marketing the product. Any of the foregoing factors, or other currently unforeseen factors, could limit or detract from market acceptance of MelaFind®. Insufficient market acceptance of MelaFind® would have a material adverse effect on our business, financial condition and results of operations.
We may be unable to complete the development and commence commercialization of MelaFind® or other products without additional funding and we will not be able to achieve significant commercialization without additional funding.
     As of June 30, 2007 we had $15.1 million in cash and cash equivalents. Upon the completion of our private placement on August 3, 2007, we had $25.8 million in cash and cash equivalents. Our operations have consumed substantial amounts of cash for each of the last seven years. We currently believe that our available cash and cash equivalents, including the proceeds from our August 2007 and November 2006 financings and our 2005 initial public offering, will be sufficient to fund our anticipated levels of operations through early 2009. However, our business or operations may change in a manner that would consume available resources more rapidly than we anticipate. We expect to continue to spend substantial amounts on research and development, including conducting the pivotal clinical trial for MelaFind®. We will need additional funds to fully commercialize the product, including development of a direct sales force and expansion of manufacturing capacity. We expect that our cash used by operations will increase significantly in each of the next several years, and should we encounter any material delays or impediments, we may need additional funds to complete the development of MelaFind® and commence commercialization of MelaFind®, and we will need additional funds to achieve significant commercialization of MelaFind®. Any additional financing may be dilutive to stockholders, or may require us to grant a lender a security interest in our assets. The amount of funding we will need will depend on many factors, including:

•	the schedule, costs, and results of our clinical trials;

•	the success of our research and development efforts;

•	the costs and timing of regulatory approval;

•	reimbursement amounts for the use of MelaFind® that we are able to obtain from Medicare and third party payors, or the amount of direct payments we are able to obtain from patients and/or physicians utilizing MelaFind®;

•	the cost of commercialization activities, including product marketing and building a domestic direct sales force;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other rights, including litigation costs and the results of such litigation;

•	the costs involved in defending any patent infringement actions brought against us by third parties; and

•	our ability to establish and maintain any collaborative, licensing or other arrangements, and the terms and timing of any such arrangements.
     Additional financing may not be available to us when we need it, or it may not be available on favorable terms.
     If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail or cease one or more of our development and marketing programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own. We also may have to reduce marketing, customer support and other resources devoted to our products. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience ownership dilution, could experience declines in our share price and the terms of any new equity securities may have preferences over our common stock.
If we are unable to establish sales, marketing and distribution capabilities or enter into and maintain arrangements with third parties to sell, market and distribute MelaFind®, our business may be harmed.
     We do not have a sales organization, and have no experience as a company in the marketing and distribution of devices such as MelaFind®. To achieve commercial success for MelaFind®, we must develop a sales and marketing force and enter into arrangements with others to market and sell our products. Following product approval, we currently plan to establish a small direct sales force to market MelaFind® in the US, focused on introducing it at high volume dermatologists’ offices and training their staff in its use, but we have not made any final determinations regarding the use of a particular marketing channel. We anticipate that we will need additional funds in order to implement this marketing plan. In addition to being expensive, developing such a sales force is time consuming and could delay or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. Qualified direct sales personnel with experience in the medical device market are in high demand, and there is no assurance that we will be able to hire or retain an effective direct sales team. Similarly, qualified, independent medical device representatives both within and outside the US are in high demand, and we may not be able to build an effective network for the distribution of our product through such representatives. We have no assurance that we will be able to enter into contracts with representatives on terms acceptable or reasonable to us. Similarly, there is no assurance that we will be able to build an alternate distribution framework, should we attempt to do so.
     We will need to contract with third parties in order to sell and install our products in larger markets, including non-specialist dermatologists and primary care physicians. To the extent that we enter into arrangements with third parties to perform marketing and distribution services in the US, our product revenue could be lower and our costs higher than if we directly marketed MelaFind®. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we will not be able to generate product revenue, and may not become profitable.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing capabilities are insufficient to produce an adequate supply of MelaFind®, our growth could be limited and our business could be harmed.
     We have not yet completed the development and testing of MelaFind®, and as a result have no experience in manufacturing MelaFind® for commercial distribution. We currently have limited resources, facilities and experience to commercially manufacture MelaFind®. In order to produce MelaFind® in the quantities we anticipate to meet market demand, we will need to increase our third-party manufacturing capacity. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields, and quality control and assurance. Developing commercial-scale manufacturing facilities that meet FDA requirements would require the investment of substantial additional funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience.
     We currently plan to outsource certain production aspects to contract manufacturers. Any difficulties in the ability of third-party manufacturers to supply devices of the quality, at the times, and in the quantities we need, could have a material adverse effect on our business, financial condition, and results of operations. Similarly, when we enter into contracts for the third-party manufacture of our devices, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product yields, controlling and anticipating product costs, quality control and assurance, component supply, and shortages of qualified personnel. We cannot assure you that the third-party contract manufacturers with whom we are developing relationships will have or sustain the ability to produce the quantities of MelaFind® needed for development or commercial sales, or will be willing to do so at prices that allow MelaFind® to compete successfully in the market.
     Assuming that MelaFind® receives regulatory approval, if we are unable to manufacture or obtain a sufficient supply of product, maintain control over expenses, or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand, and our business will suffer. Additionally, if MelaFind® receives regulatory approval and we then need to make manufacturing changes, we may need to obtain additional approval for these changes.
     MelaFind® is complex and may contain undetected design defects and errors when first introduced, or errors that may be introduced when enhancements are released. Such defects and errors may occur despite our testing, and may not be discovered until after our devices have been shipped to and used by our customers. The existence of these defects and errors could result in costly repairs, returns of devices, diversion of development resources and damage to our reputation in the marketplace. Any of these conditions could have a material adverse impact on our business, financial condition and results of operations. In addition, when we contract with third-party manufacturers for the production of our products, these manufacturers may inadvertently produce devices that vary from devices we have produced in unpredictable ways that cause adverse consequences.
Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business. We anticipate contracting for final device assembly and integration, but no contract for such services on a commercial basis has yet been procured.
     Our manufacturing efforts currently rely on FillFactory, a subsidiary of Cypress Semiconductor Corp., to manufacture and supply the complementary metal oxide semiconductor sensor in MelaFind®, on Carl Zeiss Jena GmbH (Zeiss) for lens and lens objective assemblies, on ASKION GmbH (Askion) for the main subassembly and on Fairchild Semiconductor Corp., Panasonic Corp., Roithner-Laser Vienna, CompServ and others for light-emitting diodes, or LEDs, printed circuit boards, and other elements or components of our devices. We have written agreements with several of these vendors, under which the vendor is obligated to perform services or produce components for us. There can be no assurance that these third parties will meet their obligations under the agreements. Each of these suppliers is a sole-source supplier. Our contract manufacturers also rely on sole-source suppliers to manufacture some of the components used in our products. Our manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to procure their raw material on time, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:
•	suppliers may make errors in manufacturing components that could negatively affect the effectiveness or safety of our products, or cause delays in shipment of our products;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers for our sole-source suppliers;

•	switching components may require product redesign and submission to the FDA of a PMA supplement or possibly a separate PMA, either of which could significantly delay production;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.
     Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders.
     We have entered into a development agreement with ASKION to complete developmental engineering and testing of our hand-held imaging device, and have also entered into a production agreement with ASKION to assemble the components and produce initial quantities of our hand-held imaging devices for clinical trials. We intend to enter into a contract for commercial production of the hand-held imaging devices once commercial specifications for MelaFind® have been finalized, but we may not be able to enter such an agreement on mutually acceptable terms. Failure to enter into such an agreement with ASKION would require us to expand our own manufacturing facilities or obtain such services elsewhere. Similarly, we have entered into a confidentiality agreement and a development agreement with Zeiss for lenses and lens objective assemblies, and we have entered into a contract for the commercial production of lenses. The manufacturing agreement with ASKION will include integration of the Zeiss lenses in the hand-held imaging devices. Our planned reliance upon an outside provider for assembly and production services subjects us to the risk of adverse consequences from delays and defects caused by the failure of such outside supplier to meet its contractual obligations, including confidentiality obligations in the case of Zeiss, which is an affiliate of Carl Zeiss AG, a potential competitor. The failure by us or our supplier to produce a sufficient number of hand-held imaging devices that can operate according to our specifications could delay the pivotal clinical trial and/or the commercial sale of MelaFind®, and would adversely affect both our ability to successfully commercialize MelaFind® and our business, financial condition and results of operations.
We will not be able to sell MelaFind® unless and until its design is verified and validated in accordance with current good manufacturing practices as set forth in the US medical device Quality System Regulation.
     We are in the process, but have not yet successfully completed, all the steps necessary to verify and validate the design of the MelaFind® system that are required to be performed prior to commercialization. If we are delayed or unable to complete verification and validation successfully, we will not be able to sell MelaFind®, and we will not be able to meet our plans for the commercialization of MelaFind® in the second half of 2008. Assuming that regulatory approval of MelaFind® is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or effectiveness of the device. Later discovery of previously unknown problems with MelaFind®, including manufacturing problems, or failure to comply with regulatory requirements such as the FDA Quality System Regulation (QSR), may result in restrictions on MelaFind® or its manufacturing processes, withdrawal of MelaFind® from the market, patient or physician notification, voluntary or mandatory recalls, fines, withdrawal of regulatory approvals, refusal to approve pending applications or supplements to approved applications, refusal to permit the import or export of our products, product seizures, injunctions or the imposition of civil or criminal penalties. Should any of these enforcement actions occur, our business, financial condition and results of operations could be materially and adversely affected.
Assuming that MelaFind® is approved by regulatory authorities, if we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with MelaFind®, it could be subject to restrictions or withdrawal from the market.
     Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continuous review and periodic inspections by the FDA and other regulatory bodies. In particular, we and our suppliers are required to comply with the QSR and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, promotion, distribution, and shipping of MelaFind®, and with record keeping practices. We also will be subject to ongoing FDA requirements, including required submissions of safety and other post-market information and reports and registration and listing requirements. To the extent that we contract with third parties to manufacture some of our products, our manufacturers will be required to adhere to current Good Manufacturing Practices (cGMP) requirements enforced by the FDA as part of QSR, or similar regulations required by regulatory agencies in other countries. The manufacturing facilities of our contract manufacturers must be inspected or must have been inspected, and must be in full compliance with cGMP requirements before approval for marketing. The FDA enforces the QSR and other regulatory requirements through unannounced inspections. We have not yet been inspected by the FDA for MelaFind® and will have to complete such an inspection successfully before we ship any commercial MelaFind® devices. However, we were previously inspected in connection with DIFOTI®, which we have discontinued for business reasons, and were cited for failures to comply fully with QSR mandated procedures. The FDA inspectors observed deficiencies that were documented on FDA Form 483 that was issued to us following the inspection. The DIFOTI® inspectional findings were discussed in a subsequent meeting with the FDA on April 28, 2005. An onsite consultant was hired to address these deficiencies and structure a compliant Quality System for MelaFind®. Throughout 2006 we worked to address the deficiencies noted in accordance with the agreement reached with the FDA. On May 18, 2006, the FDA re-audited the Company’s facility for a follow-up inspection and audited our revised Quality System. No non-conformities or negative observations were reported to the Company. On December 5, 2006 we received correspondence from the FDA that reported “that all previous observations reported on the FDA-483 were corrected, and this firm no longer manufactures or distributes the DIFOTI® 2.0 dental imaging system.”
     We continue to work with both our in-house consultant and a recently-hired full-time director of quality assurance and regulatory affairs to address the inspectional findings, particularly as they relate to current MelaFind® design development and ultimately MelaFind® commercial manufacturing. If we are not successful in convincing the FDA that we are capable of addressing any concerns it might have relative to MelaFind®, or in our efforts to address any MelaFind® deficiencies that might develop, we could be subject to additional FDA action of a type described below, which could negatively affect our ability to commercialize MelaFind®. There can be no assurance that the future interpretations of legal requirements made by the FDA or other regulatory bodies with possible retroactive effect, or the adoption of new requirements or policies, will not adversely affect us. We may be slow to adapt, or may not be able to adapt to these changes or new requirements. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following actions:
•	warning letters;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in approving or refusal to approve MelaFind®;

•	withdrawal of approval by the FDA or other regulatory bodies;

•	product recall or seizure;

•	interruption of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.
If any of these actions were to occur, it would harm our reputation and cause our product sales and profitability to suffer.
We are involved in a heavily regulated sector, and our ability to remain viable will depend on favorable government decisions at various points by various agencies.
     From time to time, legislation is introduced in the US Congress that could significantly change the statutory provisions governing the approval, manufacture and marketing of a medical device. Additionally, healthcare is heavily regulated by the federal government, and by state and local governments. The federal laws and regulations affecting healthcare change constantly, thereby increasing the uncertainty and risk associated with any healthcare related venture, including our business and MelaFind®. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance, or interpretations changed, and what the impact of such changes, if any, may be.
     The federal government regulates healthcare through various agencies, including but not limited to the following: (i) the FDA, which administers the Food, Drug, and Cosmetic Act, as well as other relevant laws; (ii) CMS, which administers the Medicare and Medicaid programs; (iii) the Office of Inspector General (OIG) which enforces various laws aimed at curtailing fraudulent or abusive practices, including by way of example, the Anti-Kickback Law, the Anti-Physician Referral Law, commonly referred to as Stark, the Anti-Inducement Law, the Civil Money Penalty Law, and the laws that authorize the OIG to exclude healthcare providers and others from participating in federal healthcare programs; and (iv) the Office of Civil Rights, which administers the privacy aspects of the Health Insurance Portability and Accountability Act of 1996 (HIPAA). All of the aforementioned are agencies within HHS. Healthcare is also provided or regulated, as the case may be, by the Department of Defense through its TriCare program, the Public Health Service within HHS under the Public Health Service Act, the Department of Justice through the Federal False Claims Act and various criminal statutes, and state governments under Medicaid and other state sponsored or funded programs and their internal laws regulating all healthcare activities.
     In addition to regulation by the FDA as a medical device manufacturer, we are subject to general healthcare industry regulations. The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:
•	billing for services;

•	quality of medical equipment and services;

•	confidentiality, maintenance and security issues associated with medical records and individually identifiable health information;

•	false claims; and

•	labeling products.
     These laws and regulations are extremely complex and, in some cases, still evolving. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. If our operations are found to be in violation of any of the federal, state or local laws and regulations that govern our activities, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines or curtailment of our operations. The risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s time and attention from the operation of our business.
We must comply with complex statutes prohibiting fraud and abuse, and both we and physicians utilizing MelaFind® could be subject to significant penalties for noncompliance.
     There are extensive federal and state laws and regulations prohibiting fraud and abuse in the healthcare industry that can result in significant criminal and civil penalties. These federal laws include: the anti-kickback statute which prohibits certain business practices and relationships, including the payment or receipt of remuneration for the referral of patients whose care will be paid by Medicare or other federal healthcare programs; the physician self-referral prohibition, commonly referred to as the Stark Law; the anti-inducement law, which prohibits providers from offering anything to a Medicare or Medicaid beneficiary to induce that beneficiary to use items or services covered by either program; the Civil False Claims Act, which prohibits any person from knowingly presenting or causing to be presented false or fraudulent claims for payment by the federal government, including the Medicare and Medicaid programs and; the Civil Monetary Penalties Law, which authorizes HHS to impose civil penalties administratively for fraudulent or abusive acts.
     Sanctions for violating these federal laws include criminal and civil penalties that range from punitive sanctions, damage assessments, money penalties, imprisonment, denial of Medicare and Medicaid payments, or exclusion from the Medicare and Medicaid programs, or both. As federal and state budget pressures continue, federal and state administrative agencies may also continue to escalate investigation and enforcement efforts to root out waste and to control fraud and abuse in governmental healthcare programs. Private enforcement of healthcare fraud has also increased, due in large part to amendments to the Civil False Claims Act in 1986 that were designed to encourage private persons to sue on behalf of the government. A violation of any of these federal and state fraud and abuse laws and regulations could have a material adverse effect on our liquidity and financial condition. An investigation into the use of MelaFind® by physicians may dissuade physicians from either purchasing or using MelaFind® and could have a material adverse effect on our ability to commercialize MelaFind®.
The application of the privacy provisions of HIPAA is uncertain.
     HIPAA, among other things, protects the privacy and security of individually identifiable health information by limiting its use and disclosure. HIPAA directly regulates “covered entities” (insurers, clearinghouses, and most healthcare providers) and indirectly regulates “business associates” with respect to the privacy of patients’ medical information. Certain entities that receive and process protected health information are required to adopt certain procedures to safeguard the security of that information. It is uncertain whether we would be deemed to be a covered entity under HIPAA, and it is unlikely that based on our current business model, we would be a business associate. Nevertheless, we will likely be contractually required to physically safeguard the integrity and security of the patient information that we or our physician customers receive, store, create or transmit. If we fail to adhere to our contractual commitments, then our physician customers may be subject to civil monetary penalties, and this could adversely affect our ability to market MelaFind®. We also may be liable under state laws governing the privacy of health information.
We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from shipping affected products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief. Our patents may also be subject to challenge on validity grounds, and our patent applications may be rejected.
     Third parties could, in the future, assert infringement or misappropriation claims against us with respect to our current or future products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties. Our potential competitors may assert that some aspect of MelaFind® infringes their patents. Because patent applications may take years to issue, there also may be applications now pending of which we are unaware that may later result in issued patents that MelaFind® infringes. There also may be existing patents of which we are unaware that one or more components of our MelaFind® system may inadvertently infringe.
     Any infringement or misappropriation claim could cause us to incur significant costs, could place significant strain on our financial resources, divert management’s attention from our business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be prohibited from selling our product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign MelaFind® to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling, offering to sell or importing MelaFind®, and/or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.
     We also may rely on our patents, patent applications and other intellectual property rights to give us a competitive advantage. Whether a patent is valid, or whether a patent application should be granted, is a complex matter of science and law, and therefore we cannot be certain that, if challenged, our patents, patent applications and/or other intellectual property rights would be upheld. If one or more of those patents, patent applications and other intellectual property rights are invalidated, rejected or found unenforceable, that could reduce or eliminate any competitive advantage we might otherwise have had.
New product development in the medical device industry is both costly and labor intensive with very low success rates for successful commercialization; if we cannot successfully develop or obtain future products, our growth would be delayed.
     Our long-term success is dependent, in large part, on the design, development and commercialization of MelaFind® and other new products and services in the medical device industry. The product development process is time-consuming, unpredictable and costly. There can be no assurance that we will be able to develop or acquire new products, successfully complete clinical trials, obtain the necessary regulatory clearances or approvals required from the FDA on a timely basis, or at all, manufacture our potential products in compliance with regulatory requirements or in commercial volumes, or that MelaFind® or other potential products will achieve market acceptance. In addition, changes in regulatory policy for product approval during the period of product development, and regulatory agency review of each submitted new application, may cause delays or rejections. It may be necessary for us to enter into licensing arrangements in order to market effectively any new products or new indications for existing products. There can be no assurance that we will be successful in entering into such licensing arrangements on terms favorable to us or at all. Failure to develop, obtain necessary regulatory clearances or approvals for, or successfully market potential new products could have a material adverse effect on our business, financial condition and results of operations.
We face the risk of product liability claims and may not be able to obtain or maintain adequate insurance.
     Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, our products. We may be subject to product liability claims if MelaFind® causes, or merely appears to have caused, an injury or if a patient alleges that MelaFind® failed to provide appropriate diagnostic information on a lesion where melanoma was subsequently found to be present. Claims may be made by patients, healthcare providers or others involved with MelaFind®. MelaFind® will require PMA approval prior to commercialization in the US. The clinical studies of MelaFind® are considered by the FDA as “Non-Significant Risk”. Consequently, the trials are conducted under the auspices of an abbreviated Investigational Device Exemption. We therefore do not maintain domestic clinical trial liability insurance. We have obtained clinical trial liability insurance in certain European countries where required by statute or clinical site policy. Although we have general liability insurance that we believe is appropriate, and anticipate obtaining adequate product liability insurance before commercialization of MelaFind®, this insurance is and will be subject to deductibles and coverage limitations. Our anticipated product liability insurance may not be available to us in amounts and on acceptable terms, if at all, and if available, the coverages may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage, or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.
     We may be subject to claims against us even if the apparent injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to operate MelaFind®. If these medical personnel are not properly trained or are negligent, we may be subjected to liability. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers, or result in reduced acceptance of MelaFind® in the market.
     Insurance and surety companies have reassessed many aspects of their business and, as a result, may take actions that could negatively affect our business. These actions could include increasing insurance premiums, requiring higher self-insured retentions and deductibles, reducing limits, restricting coverages, imposing exclusions, and refusing to underwrite certain risks and classes of business. Any of these actions may adversely affect our ability to obtain appropriate insurance coverage at reasonable costs, which could have a material adverse effect on our business, financial condition and results of operations.
We may be adversely affected by a data center failure.
     The success of MelaFind® is dependent upon our ability to protect our data center against damage from fire, power loss, telecommunications failure, natural disaster, sabotage or a similar catastrophic event. Substantially all of our computer equipment and data operations are located in a single facility. Our prospective failure to maintain off-site copies of information contained in our MelaFind® database, or our inability to use alternative sites in the event we experience a natural disaster, hardware or software malfunction or other interruption of our data center, or any interruption in the ability of physicians to obtain access to our MelaFind® server and its database could adversely impact our business, financial condition and results of operations.

     Our MelaFind® lesion database does not contain any information that allows us to identify specific patients. However, we must identify certain data as belonging to or as derived from specific patients for regulatory, quality assurance and billing purposes. To the extent that our activities involve the storage and transmission of confidential information, security breaches could damage our reputation and expose us to a risk of loss, or to litigation and possible liability. Our business may be materially adversely affected if our security measures do not prevent security breaches. In addition, such information may be subject to HIPAA privacy and security regulations, the potential violation of which may trigger concerns by healthcare providers, which may adversely impact our business, financial condition and results of operations.
We are dependent upon telecommunications and the internet.
     If there is a connection between the MelaFind® hand-held imaging device and the central server in our offices, it will be dependent on the internet. We plan to use the internet as a medium to provide quality control calibration services to physicians. We also plan to use the internet to inform the public about the availability of our products and to market to and communicate with physicians who are potential or actual customers. Our success will therefore depend in part on the continued growth and use of the internet. If our ability to use the internet fails, it may materially adversely affect our business.
We will be obligated to comply with Federal Communications Commission regulations for radio transmissions used by our products.
     Versions of MelaFind® may rely on radio transmissions from the hand-held imaging device to a base station that may be connected to the internet. Applicable requirements will restrict us to a particular band of frequencies allocated to low power radio service for transmitting data in support of specific diagnostic or therapeutic functions. Failure to comply with all applicable restrictions on the use of such frequencies, or unforeseeable difficulties with the use of such frequencies, could impede our ability to commercialize MelaFind®.
All of our operations are conducted at a single location. Any disruption at our facility could increase our expenses.
     All of our operations are conducted at two adjacent buildings in Irvington, New York. We take precautions to safeguard our facility, including insurance, health and safety protocols, contracted off-site engineering services, provision for off-site manufacturing, and storage of computer data. However, a natural disaster, such as a fire, flood or earthquake, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.
We may be liable for contamination or other harm caused by materials that we handle, and changes in environmental regulations could cause us to incur additional expense.
     Our manufacturing, research and development and clinical processes do not generally involve the handling of potentially harmful biological materials or hazardous materials, but they may occasionally do so. We are subject to federal, state and local laws and regulations governing the use, handling, storage and disposal of hazardous and biological materials. If violations of environmental, health and safety laws occur, we could be held liable for damages, penalties and costs of remedial actions. These expenses or this liability could have a significant negative impact on our business, financial condition and results of operations. We may violate environmental, health and safety laws in the future as a result of human error, equipment failure or other causes. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We may be subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.
Failure to obtain and maintain regulatory approval in foreign jurisdictions will prevent us from marketing abroad.
     Following commercialization of MelaFind® in the US, we may market MelaFind® internationally. Outside the US, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval.

We may be adversely affected by breaches of online security.
     The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, in addition to other risks. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We may not obtain foreign regulatory approvals on a timely basis, if at all. Foreign regulatory agencies, as well as the FDA, periodically inspect manufacturing facilities both in the US and abroad. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We have not taken any significant actions to obtain foreign regulatory approvals. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize MelaFind® in any market on a timely basis, or at all. Our inability or failure to comply with varying foreign regulation, or the imposition of new regulations, could restrict our sale of products internationally.
Our success will depend on our ability to attract and retain our personnel.
     We are highly dependent on our senior management, especially Joseph V. Gulfo, M.D., MBA, our President and Chief Executive Officer and Dina Gutkowicz-Krusin, Ph.D., our Director of Clinical Research. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel.
     Competition for senior management personnel, as well as scientists, clinicians, engineers, and experienced sales and marketing individuals, is intense, and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the development and introduction of MelaFind®. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our officers may terminate their employment at any time without notice and without cause or good reason.
     We expect to expand our operations and grow our research and development, product development and administrative operations. This expansion is expected to place a significant strain on our management, and will require hiring a significant number of qualified personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.
Our financial results for future periods may be adversely affected by changes required by financial and accounting regulatory agencies.
     Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the US. Generally accepted accounting principles in the US are subject to interpretation by the Financial Accounting Standards Board (FASB), the American Institute of Certified Public Accountants, the Securities and Exchange Commission (SEC), and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.
Our financial results for future periods will be affected by the attainment of milestones.
     We have granted to certain employees stock options that vest with the attainment of various performance milestones. Upon the attainment of these milestones we will be required to recognize a stock based compensation expense in an amount based on the fair value of the options. We have also granted options that vest upon attainment of development milestones. Upon the attainment of each of the relevant development milestones there could be a significant compensation charge based on the then fair value of such options.
If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements could be impaired and any failure to maintain our internal controls could have an adverse effect on our stock price.
     We face increased legal, accounting, administrative and other costs and expenses as a public company. The Sarbanes-Oxley Act of 2002 (SOX), as well as new rules subsequently implemented by the SEC, the Public Company Accounting Oversight Board and the NASDAQ Capital Market, require changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs, to divert management attention from operations and strategic opportunities, and to make legal, accounting and administrative activities more time-consuming and costly. On June 30, 2007 our market capitalization exceeded

$75 million. As a result we must have our independent registered public accounting firm attest to our compliance with Section 404 of SOX for the year ending December 31, 2007. In addition we will be an accelerated filer effective December 31, 2007. We have retained a consultant experienced in SOX to assist us and we are in the process of instituting changes to our internal procedures to satisfy the requirements of the SOX. We are evaluating our internal control systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by Section 404 of the SOX. While we believe we have made substantial progress on satisfying the requirements, and anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 of the SOX in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. As a small company with limited capital and human resources, we will need to divert management’s time and attention away from our business in order to ensure compliance with these regulatory requirements. Implementing these changes may require new information technologies systems, the auditing of our internal controls, and compliance training for our directors, officers and personnel. Such efforts will entail a significant expense. If we fail to maintain the adequacy of our internal controls as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the SOX. Any failure to maintain the adequacy of our internal controls could have an adverse effect on the trading price of our common stock.
Risks Relating to our Common Stock
An active trading market for our common stock may not be sustained.
     Prior to our initial public offering, there was no public market for our common stock. An active public market for our common stock may not be sustained. Further, we cannot be certain that the market price of our common stock will not decline below the amount required by NASDAQ to maintain a listing on its Capital Market. Should we fail to meet the minimum standards established by NASDAQ for its Capital Market, we could be de-listed, meaning shareholders might be subject to limited liquidity.
Our stock price may be volatile, meaning purchasers of our common stock could incur substantial losses.
     Our stock price is likely to be volatile. Between October 28, 2005 (the date of our initial public offering) and June 30, 2007, our stock price has ranged from $4.29 to $8.92 per share. The stock market in general and the market for medical technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The following factors, in addition to other risk factors described in this section and general market and economic conditions, may have a significant impact on the market price of our common stock:
•	results of our research and development efforts and our clinical trials;

•	the timing of regulatory approval for our products;

•	failure of any of our products, if approved, to achieve commercial success;

•	the announcement of new products or product enhancements by us or our competitors;

•	regulatory developments in the US and foreign countries;

•	ability to manufacture our products to commercial standards;

•	developments concerning our clinical collaborators, suppliers or marketing partners;

•	changes in financial estimates or recommendations by securities analysts;

•	public concern over our products;

•	developments or disputes concerning patents or other intellectual property rights;

•	product liability claims and litigation against us or our competitors;

•	the departure of key personnel;

•	the strength of our balance sheet;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of and third-party reimbursement in the US and other countries;

•	changes in accounting principles or practices;

•	general economic, industry and market conditions; and

•	future sales of our common stock.
     A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly. Whether or not meritorious, litigation brought against us could result in substantial costs and could divert the time and attention of our management. Our insurance to cover claims of this sort may not be adequate.
If our directors, executive officers, and principal stockholders choose to act together, they may have the ability to influence all matters submitted to stockholders for approval.
     As of August 16, 2007, our directors, executive officers, holders of more than 5% of our common stock, and their affiliates in the aggregate, beneficially owned approximately 45.4% of our outstanding common stock. As a result, these stockholders, subject to any fiduciary duties owed to our other stockholders under Delaware law, could be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our Board of Directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.
Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.
     Provisions of our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:
•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

     In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock.
     These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.
RISKS RELATED TO THE PRIVATE PLACEMENT
     If we fail to maintain registration of the common stock issued or issuable pursuant to the exercise of warrants we issued in connection with the securities purchase agreement we entered into with certain investors as of July 31, 2007, we may be obligated to pay the investors of those securities liquidated damages.
     In connection with the securities purchase agreement we entered into with certain investors as of July 31, 2007, we entered into a registration rights agreement pursuant to which, if we fail to: (i) file this registration statement on or before the date that is 30 days after August 3, 2007 (a “Filing Failure”), (ii) have this registration statement declared effective by the SEC on or before the date that is the earliest of (a) if this registration statement does not become subject to review by the SEC, the earlier of (x) 90 days after August 3, 2007 or (y) 5 trading days after we receive notification from the SEC that this registration statement will not become subject to review and we fail to request to accelerate the effectiveness of this registration statement, or (b) if this registration statement becomes subject to review by the SEC, 120 days after August 3, 2007 (an “Effectiveness Failure”) or (iii) maintain the effectiveness of this registration statement while shares of common stock covered by it remain unsold (a “Maintenance Failure”), then, unless the grace periods set forth in the registration rights agreement apply, as partial relief for the damages to any holder by any such delay in or reduction of its ability to sell the shares of common stock, the Company must pay to each holder an amount equal to 1% of the aggregate purchase price (as defined in the securities purchase agreements) of such holder’s securities included in this registration statement on each of the following dates: (i) the day of a Filing Failure and on every 30th day thereafter until such Filing Failure is cured; (ii) the day of an Effectiveness Failure and on every 30th day thereafter until such Maintenance Failure is cured; and (iii) the initial day of a Maintenance Failure and on every 30th day thereafter until such Maintenance Failure is cured. In the event that the Company fails to make these registration delay payments in a timely manner, such registration delay payments will bear interest at the rate of 1% per month until paid in full. However, the aggregate amount of registration delay payments may not exceed 10% of the aggregate purchase price of shares of our common stock purchased pursuant to the securities purchase agreements.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     The statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, conduct and completion of clinical trials, product introductions, entry into new geographic regions, and general optimism about future operations or operating results. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans,” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategy or risks and uncertainties.
     These forward-looking expectations are based on current assumptions within the bounds of management’s knowledge of our business and operations and which management believes are reasonable. These assumptions are subject to risks and uncertainties, and actual results could differ materially from expectations because of issues and uncertainties such as those listed under the caption “Risk Factors” and elsewhere in this prospectus and in documents incorporated into this prospectus which, among others, should be considered in evaluating our future financial performance. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this prospectus. Readers are advised to consult any further disclosures we may make on related subjects in subsequent reports filed with the SEC.
     Additional information on factors that may affect our business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus.

USE OF PROCEEDS
     The shares of common stock being offered are solely for the accounts of the selling stockholders pursuant to their contractual registration rights. We will not receive any proceeds from the resale of the shares of the selling stockholders. We will receive the exercise price payable in connection with exercises of the warrants if exercised for cash, which we intend to use for general corporate purposes. See “Selling Stockholders.”
SELLING STOCKHOLDERS
     The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders and those issuable to the selling stockholders upon exercise of the warrants. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the selling stockholders have not had any material relationship with us within the past three years.
     The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. We prepared the table below based on the information supplied to us by the selling stockholders named in the table. The selling stockholders may, however, have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided such information. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock and the warrants, as of July 31, 2007 assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise.
     The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.
     In accordance with the terms of registration rights agreement with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of that number of shares of common stock equal to the number of shares of common stock issued and the shares of common stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, in each case, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fifth and sixth columns assume the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
     Under the terms of the warrants, a selling shareholder may not exercise the warrants, to the extent such exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the fourth column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

				Maximum
				Number of
				Common
				Shares
			Maximum	Issuable
			Number of	Upon
		Number of	Common	Exercise of		Percentage
		Shares	Shares to be	Warrants	Number of	of Class
		Owned	Sold Pursuant	Pursuant to	Shares	Owned
		Prior to	to this	this	Owned After	After
	Name of Selling Stockholder	Offering[1]	Prospectus	Prospectus	Offering	Offering
(1)	Fidelity Advisor Series VII: Fidelity Advisor Health Care Fund[2]	1,440,537	66,000	16,500	1,440,537	9.4%

(2)	Fidelity Select Portfolios: Medical Equipment and Systems[2]	1,440,537	201,800	50,450	1,440,537	9.4%

(3)	Fidelity Health Care Central Investment Portfolio[2]	1,440,537	74,600	18,650	1,440,537	9.4%

(4)	Variable Insurance Products Fund IV: Health Care Portfolio[2]	1,440,537	7,600	1,900	1,440,537	9.4%

(5)	John Hancock Funds II Emerging Growth Fund[3]	35,972	182,613	45,653	35,972	*

(6)	John Hancock Trust Emerging Growth Trust[3]	5,736	26,087	6,521	5,736	*

(7)	DD Growth Premium[4]	0	150,000	37,500	0	—

(8)	Enable Growth Partners LP5	0	105,543	26,385	0	—

(9)	Pierce Diversified Strategy Master Fund LLC, Ena[5]	0	7,500	1,875	0	—

(10)	Truk Opportunity Fund, LLC by: Atoll Asset Management, LLC[6]	0	78,671	19,667	0	—

(11)	Truk International Fund, LP by: Atoll Asset Management, LLC[7]	0	12,807	3,201	0	—

(12)	LNW Family, L.P.[8]	0	86,957	21,739	0	—

(13)	Bonanza Master Fund, Ltd.[9]	506,700	1,000,000	250,000	506,700	3.3%

*	Less than 1.0%

[1]	Beneficial ownership is determined in accordance with the rules of the SEC. Percentages are based on 15,401,882 shares of common stock that were outstanding as of August 6, 2007.

[2]	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment advisor under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the 1,878,037 shares of common stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees. The Fund is an affiliate of a broker-dealer. The Fund purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, the Fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

[3]	Ismail Gunes of MF Global Investment Management U.S., LLC has voting and investment power of the shares that this selling stockholder owns. This selling stockholder is an affiliate of a broker-dealer. This selling stockholder purchased the securities in the ordinary course of business and, at the time of purchase of the securities to be resold, this selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

[4]	Enrico Danielesso directly or indirectly alone or with others has power to vote or dispose of the securities owned by this selling stockholder.

[5]	Mitch Levine directly or indirectly alone or with others has power to vote or dispose of the securities owned by this selling stockholder.

[6]	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.

[7]	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk International Fund, LP. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP.

[8]	Nancy Wilemon Smith directly or indirectly alone or with others has power to vote or dispose of the securities owned by this selling stockholder.

[9]	Bernay Box directly or indirectly alone or with others has power to vote or dispose of the securities owned by this selling stockholder.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the resale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
     The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $135,444.42 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

     Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
LEGAL MATTERS
     For the purposes of this offering, Dreier LLP, New York, New York is passing upon the validity of the common stock offered by this prospectus.
EXPERTS
     The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K, for the year ended December 31, 2006 have been audited by Eisner LLP, an independent registered public accounting firm as stated in their report incorporated herein by reference, which report has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     Federal securities laws require us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms, including those located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offering under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to our company and the securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.
     The SEC allows us to “incorporate by reference” certain information we file with them in this prospectus. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus. The following documents filed by us with the SEC and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 000-51481) made prior to the termination of this offering are incorporated by reference:
•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed March 15, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed May 9, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed August 9, 2007;

•	our Current Reports on Form 8-K filed on January 31, 2007, March 28, 2007 and August 1, 2007; and

•	the description of our common stock contained in our registration statement on 8-A, as filed on August 8, 2005 with the SEC, as it may be amended from time to time.
     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus.

Investors should review these reports as they may disclose a change in our business, prospectus, financial condition or other affairs after the date of this prospectus.
     Our website is http://www.eosciences.com. Our website links to our filings available on the SEC website. We will also provide electronic or paper copies of our filings free of charge upon written or oral request. Information contained on our website or any other website is not incorporated into this prospectus and does not constitute a part of this prospectus. You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at:
Electro-Optical Sciences, Inc.
3 West Main Street, Suite 201
Irvington, New York 10533
Attention: Richard I. Steinhart, Chief Financial Officer
(914) 591-3783
WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF SEPTEMBER 12, 2007. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

ELECTRO-OPTICAL SCIENCES, INC.
2,500,219 SHARES
COMMON STOCK
PROSPECTUS
September 12, 2007